F. Mark Reuter
Direct Dial: (513) 579-6469
Facsimile: (513) 579-6457
E-Mail: freuter@kmklaw.com

April 8, 2009

VIA EDGAR

Mr. Larry Spirgel
Ms. Melissa Hauber
Mr. Robert S. Littlepage, Jr.
Mr. John Harrington
Ms. Celeste Murphy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	LSI Industries Inc. Form 10-K for Fiscal Year Ended June 30, 2008 filed September 15, 2008 and Form 10-Q for Fiscal Quarter Ended December 31, 2008 File # 0-13375

Ladies and Gentlemen:

LSI Industries Inc. is working expeditiously to respond to the comments contained in the letter from you dated March 12, 2009 regarding LSI’s above-referenced filings.

On behalf of LSI, we respectfully request an additional extension of time to respond to the comment letter.  LSI anticipates submitting to the staff a response on or around April 24, 2009.

We are grateful for the staff’s assistance in this matter.  Please call me at 513-579-6469 with any questions you may have regarding LSI’s proposed timetable for responding to your comment letter.

Best regards, KEATING MUETHING & KLEKAMP PLL

By:	/s/F. Mark Reuter
F. Mark Reuter

FMR:mrs

cc:           Mr. Ronald S. Stowell

One East Fourth Street s Suite 1400 s Cincinnati , Ohio 45202
TEL (513) 579-6400 s FAX (513) 579-6457 s www.kmklaw.com